SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission File Number: 1-13163
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Res-Care, Inc. Retirement Savings Plan for Puerto Rico Employees
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Res-Care, Inc.
10140 Linn Station Road
Louisville, Kentucky 40223

RES-CARE, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004
(With Report of Independent Registered
Public Accounting Firm Thereon)

RES-CARE, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

Report of Independent Registered Public Accounting Firm
Plan Administrator
Res-Care, Inc. Retirement Savings Plan for Puerto Rico Employees
We have audited the accompanying Statements of Net Assets Available for Benefits of the Res-Care, Inc. Retirement Savings Plan for Puerto Rico Employees (the Plan) as of December 31, 2005 and 2004 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mountjoy & Bressler, LLP
Louisville, Kentucky
June 6, 2006

RES-CARE, INC.
RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS

Investments, at fair value	$1,277,376	$1,109,206

Net Assets Available For Benefits	$1,277,376	$1,109,206

See accompanying independent auditor’s report and notes to financial statements

RES-CARE, INC.
RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2005

Additions To Net Assets Attributed To:
Investment income:
Net appreciation in fair value of investments	$55,675
Interest	5,924

61,599

Contributions:
Employer	61,075
Participants’	81,955

143,030

Total additions	204,629

Deductions From Net Assets Attributed To:
Benefits paid	19,554
Administrative expenses	16,905

Total deductions	36,459

Net increase	168,170

Net Assets Available For Benefits:

Beginning of Year	1,109,206

End of Year	$1,277,376

See accompanying independent auditor’s report and notes to financial statements

RES-CARE, INC.
RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2005
NOTE A—DESCRIPTION OF PLAN
The following description of the Res-Care, Inc. Retirement Savings Plan for Puerto Rico Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General — Effective January 1, 1996, the Plan was adopted as a defined contribution plan covering certain employees of Res-Care, Inc. (the Company) employed in Puerto Rico who work 1,000 hours or more during a calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Trustee and Custodian — Effective January 1, 2003, the plan administrator established U.S. Bank, N.A. as Custodian of the Plan. Banco Popular de Puerto Rico, a local financial institution in Puerto Rico, serves as the Trustee for the Plan due to local requirements regarding benefit disbursements.
Contributions — Each year, participants may contribute up to 10 percent of pretax annual compensation, up to a limit of $8,000, as defined in the Plan. The Company matches 100 percent of the first 3 percent and 50 percent of the next 2 percent of base compensation that a participant contributes to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants are immediately vested in their contributions and the Company matching contributions plus actual earnings thereon.
Participants’ Accounts — Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) investment earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1 percent. Principal and interest are paid ratably through payroll deductions at each regular pay period.
Payment of Benefits — Upon termination of service, a participant may elect to receive a lump-sum amount in cash equal to the value of the participant’s vested interest in his or her account, or a direct rollover into another qualified plan. Benefits are also paid upon retirement, death or disability.

RES-CARE, INC.
RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES
NOTES TO FINANCIAL STATEMENTS—CONTINUED
December 31, 2005
NOTE B—SIGNIFICANT ACCOUNTING POLICIES
Following are the significant accounting policies followed by the Plan.
Basis of Presentation — The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those net assets.
Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.
Administration of Plan Assets — The Plan’s assets are held by the Custodian and the Trustee. Contributions are held and managed by the Custodian and Trustee, which invest cash received, interest and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on the participant loans, which is reimbursed to the Trustee through contributions as determined by the Company.
Payment of Benefits — Benefits are recorded when paid.
Risks and Uncertainties — The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
NOTE C—INVESTMENTS
The Plan’s investments are held in bank-administered trust funds and are recorded at fair value based on quoted market prices of the fund’s underlying assets. Participant loans are valued at the amount borrowed less repayments, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
Continued

RES-CARE, INC.
RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES
NOTES TO FINANCIAL STATEMENTS—CONTINUED
December 31, 2005
NOTE C—INVESTMENTS—CONTINUED
The following table represents the fair value of individual investments which exceed 5 percent of the Plan’s net assets:

	December 31,
	2005	2004
Interest in common/collective trust fund:
U.S. Bank Stable Asset Fund	$561,931	$508,506

Interest in registered investment companies:
T. Rowe Price Equity Income Fund	170,078	154,439
T. Rowe Price Mid Cap Growth Fund	94,749	78,783
M F S Total Return Fund Class A	89,001	73,722
Federated G N M A Fund Institutional Service Shares	86,444	86,200

Participant loans	151,631	106,783
During 2005, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Interest in common/collective trust fund:
U.S. Bank Stable Asset Fund	$19,286

Interest in registered investment companies:
American Funds EuroPacific Growth Fund Class A	656
American Funds Growth Fund of America Class A	983
Federated G N M A Fund Institutional Service Shares	2,127
First American Investment Funds Equity Index Class Y	771
Franklin Managed Trust Rising Dividends Fund	45
M F S Total Return Fund Class A	2,703
T. Rowe Price Equity Income Fund	6,626
T. Rowe Price Mid Cap Growth Fund	11,844
Lord Abbott Small Cap Fund Class A	3,275

Common stock:
Res-Care, Inc.	7,359

$55,675

NOTE D—RELATED PARTY TRANSACTIONS
Plan assets totaling $63,119 are invested in the common stock of Res-Care, Inc., a related party. During the year ended December 31, 2005, the Plan had purchases and sales of this investment of approximately $8,500 and $4,500, respectively. Other Plan investments totaling $561,931 are invested in a common/collective trust fund managed by U.S. Bank, N.A., the Trustee. In addition, certain administrative functions are provided by the Company at no cost to the Plan and certain administrative costs incurred by the Plan are paid by the Company. These transactions qualify as party-in-interest transactions.

RES-CARE, INC.
RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES
NOTES TO FINANCIAL STATEMENTS—CONTINUED
December 31, 2005
NOTE E—PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
NOTE F—INCOME TAXES
A determination letter dated January 1, 1997 has been received from the Internal Revenue Service stating that the Plan and the related trust qualified under the Internal Revenue Code (IRC) and, therefore, are exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTARY SCHEDULE

RES-CARE, INC.
RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 61-0875371 Plan: 003
December 31, 2005

	Identity of Issue, Borrower,			Current
(a)	Lessor, or Similar Party (b)	Description (c)	Cost (d)	Value (e)
	U.S. Bank, N.A.	American Funds EuroPacific Growth Fund Class A	$3,414	$4,099
	U.S. Bank, N.A.	American Growth Fund of America Class A	7,586	8,782
	U.S. Bank, N.A.	Federated G N M A Fund Institutional Service Shares	89,610	86,444
	U.S. Bank, N.A.	First American Investment Funds Equity Index Class Y	13,892	17,104
	U.S. Bank, N.A.	Franklin Managed Trust Rising Dividends Fund	1,499	1,598
	U.S. Bank, N.A.	Lord Abbott Small Cap Fund Class A	28,197	28,840
	U.S. Bank, N.A.	M F S Total Return Fund Class A	86,013	89,001
	U.S. Bank, N.A.	T. Rowe Price Equity Income Fund	147,361	170,078
	U.S. Bank, N.A.	T. Rowe Price Mid Cap Growth Fund	67,224	94,749
*	U.S. Bank, N.A.	U.S. Bank Stable Asset Fund	519,505	561,931
*	U.S. Bank, N.A.	Res-Care, Inc. Common Stock	30,168	63,119
*	Participant Loans	Interest rates 5% - 10.5% per annum, various maturities	—	151,631

			$994,469	$1,277,376

*	Denotes party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RES-CARE, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES
By:	/s/ Ralph G. Gronefeld, Jr.
Ralph G. Gronefeld, Jr.
President and Chief Executive Officer

By:	/s/ David W. Miles
David W. Miles
Chief Financial Officer

Date: June 29, 2006

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
23	Consent of Independent Auditors